TransAlta declares dividend

CALGARY, Alberta (April 29, 2010) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) has declared a quarterly dividend of $0.29 per share on common shares payable July 1, 2010 to shareholders of record at the close of business June 1, 2010.

The Board of Directors also approved the issuance of common shares from Treasury at a three per cent discount under TransAlta’s Dividend Reinvestment and Share Purchase Plan (DRASP), commencing with the common share dividend payable on July 1, 2010. For more information on TransAlta, its common shares and the DRASP contact Investor Relations at 1-800-387-3598 email investor_relations@transalta.com or visit www.transalta.com.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

     For more information:

Investor & Media Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com